UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2015.	Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel’s Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: January 29, 2015	By:	/s/ Jennifer C. Lee
	Name:	Jennifer C. Lee
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit	Description
99.1	Code of Conduct and Ethics for Employees and Directors